UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 2 December 2010

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Annual General Meeting results of Harmony Gold Mining Company Limited

Johannesburg - 2 December 2010

Harmony Gold Mining Company Limited (the Company) advises that at the Company's Annual General Meeting held on Wednesday, 1 December 2010, save for ordinary resolution number 10, all the proposed ordinary resolutions in the Notice of the Annual General Meeting posted on 25 October 2010 to shareholders, together with the Company's 2010 Annual Report were approved by the requisite majority of shareholders present in person and or by proxy.

Ordinary resolution number 10, which related to the general authority for directors of the Company to allot and issue shares for cash was not passed as 66,70% and not the requisite approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the Annual General Meeting was achieved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 2, 2010

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director